1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 24, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Megan Miller, Esq.

Re:	Barings Capital Investment Corporation
Registration Statement on Form 10
File Numbers: 000-56180 and 814-01348

Ladies and Gentlemen:

On behalf of Barings Capital Investment Corporation (the “Company”), this letter responds to the comment raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a telephonic conversation on August 20, 2020 between Megan Miller of the Staff and Cynthia C. Bien of Dechert LLP, relating to the Company’s responses, dated August 5, 2020 to the Staff’s initial comments regarding the Company’s registration statement on Form 10 that was initially filed with the SEC on June 26, 2020 and subsequently amended on August 5, 2020 (together, the “Registration Statement”).

For your convenience, the Staff’s comment is included in this letter, and followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified the Registration Statement.

1.	Comment: How are the Company’s shareholders going to be notified when the change in incentive fee occurs?

Response: The Company undertakes to file a Form 8-K with the SEC to inform its shareholders of such change as well as disclose such change in the periodic reports it files with the SEC thereafter.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

August 24, 2020 Page 2

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:	Ian Fowler, Barings Capital Investment Corporation
Jonathan Bock, Barings Capital Investment Corporation
Michael Cowart, Barings Capital Investment Corporation
Jill Dinerman, Barings Capital Investment Corporation